FORM 8-A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Gartner, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	04-3099750

(State of Incorporation or organization)	(I.R.S. Employer Identification No.)

P.O. Box 10212, 56 Top Gallant Road, Stamford, Connecticut	06902-7747

(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

COMMON STOCK, $0.0005 PAR VALUE

Securities to be registered pursuant to Section 12(g) of the Act:

NONE

Item 1.	Description of Registrant’s Securities to be Registered.

GENERAL

     Our Restated Certificate of Incorporation authorizes the issuance of up to 250,000,000 shares of common stock, par value $0.0005 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, the rights and preferences of which may be established by our Board of Directors.

COMMON STOCK

     The holders of common stock are entitled to one vote for each share held of record upon such matters and in such manner as may be provided by law. Subject to preferences applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared by the Board of Directors out of funds legally available for dividend payments. In the event we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of the preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

     Our Board of Directors is authorized, absent any limitations prescribed by law, without stockholder approval, to issue up to an aggregate of 5,000,000 shares of preferred stock, in one or more series, each of the series to have rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

DELAWARE ANTI-TAKEOVER LAW AND OUR CHARTER PROVISIONS

     Provisions of Delaware law and our Restated Certificate of Incorporation and Bylaws could make more difficult our acquisition by a third party and the removal of our incumbent officers and directors.

     We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•	the Board of Directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

•	on or subsequent to such date the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders.

     A “business combination” generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock.

     Our Restated Certificate of Incorporation and Bylaws do not provide for cumulative voting in the election of directors. In addition, our Restated Certificate of Incorporation permits the Board of Directors to issue preferred stock with voting or other rights without any stockholder action. These provisions may have the effect of deterring hostile takeovers or delaying changes in our management.

Item 2.	Exhibits.

The following exhibits are filed as a part of this Registration Statement:

1.1* Certificate of Incorporation of Registrant.

* Incorporated by reference from the Company’s Current Report on Form 8-K dated June 29, 2005 as filed on July 6, 2005.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: July 6, 2005	Gartner, Inc.
	By:	/s/ Christopher Lafond
Christopher Lafond,
Executive Vice President, Chief Financial Officer